Filed Pursuant to Rule 433

Final Term Sheet

November 5, 2012

Relating to Preliminary Prospectus Supplement

dated November 5, 2012

Registration Statement No. 333-184087

$200,000,000

Service Corporation International

4.5% Senior Notes due 2020

Issuer:	Service Corporation International

Title of Securities:	4.5% Senior Notes due 2020

Distribution:	SEC Registered

Face:	$200,000,000

Gross Proceeds:	$200,000,000

Net Proceeds to Issuer (before expenses):	$195,500,000

Coupon:	4.5%

Final Maturity Date:	November 15, 2020

Offering Price:	100%

Yield to Maturity:	4.5%

Spread to Treasury:	+318 basis points

Benchmark Treasury:	UST 2.625% due November 15, 2020

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2013

Optional Redemption:	Make whole at T+50, plus accrued and unpaid interest until November 15, 2015, then:

	On or after:	Price:
Call Schedule:	November 15, 2015	103.375%
	November 15, 2016	102.250%
	November 15, 2017	101.125%
	November 15, 2018 and thereafter	100.00%

Change of Control:	Put @ 101% of principal plus accrued interest

Trade Date:	November 5, 2012

Settlement Date:	November 8, 2012 (T+ 3)

Denominations:	Minimum of $2,000; integral multiples of $1,000 in excess thereof

CUSIP:	817565 BW3

ISIN:	US817565BW39

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Manager:	SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC BOSC, Inc. Comerica Securities, Inc. Raymond James & Associates, Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect (800) 245-8812.

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